[Bullivant, Houser, Bailey Letterhead]
September 14, 2007
Via EDGAR and Federal Express
Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, D.C. 20549-7010
Re:	Remedent, Inc. Registration Statement on Form SB-2 Filed July 20, 2007 File No. 333-144745
Dear Mr. Mancuso:
     On behalf of Remedent, Inc. (“Remedent”), we are filing this pre-effective amendment no. 1 (“Amendment”) to Remedent’s registration statement on Form SB-2 originally filed with the Commission on July 20, 2007. This Amendment is being filed in response to the Staff’s comment letter dated August 14, 2007 and to update other information. We are including a courtesy marked copy (to the extent possible) of the Amendment indicating the changes made thereon from the initial filing. Each of our responses in this letter will be provided in the order of the comments raised by the Staff’s August 14, 2007 letter.
Registration Statement on Form SB-2
Fee Table
1.	Given that you appear to be attempting to register the resale of your securities by the selling shareholders, not your resale of your stock upon exercise of warrants, your reference to rule 457(g) appears to be inapplicable. Please revise.

RESPONSE:
The reference to rule 457(g) and the fee table have been removed.

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

Selling Security Holders, page 39
2.	Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Include in your analysis a discussion of (1) all shares you may issue to the selling security holders under outstanding agreements, including shares that may not be included in this registration statement, and (2) securities that you have previously registered for resale for the selling stockholders.

RESPONSE:
The Company’s basis for determining that the transaction (the “Transaction”) is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) is the specific facts and circumstances surrounding the Transaction and the Staff’s prior interpretations of Rule 415(a)(1)(i). While the Staff has recently raised this comment when the number of shares covered by a registration statement approaches one third of the registrant’s issued and outstanding shares, we understand that the Staff’s position is based upon a “rebuttable” presumption that the Selling Security Holders may be acting on behalf of the registrant in a primary “distribution” of the registrant’s securities and, therefore, Rule 415(a)(1)(i) would not be available. Consequently, the Company contends that the following facts and circumstances are unique to the Transaction and overwhelmingly rebuts any presumption that the Selling Security Holders are acting on behalf of the Company in a primary distribution of the Company’s securities:
1.	The Selling Security Holders have held their securities for a period of time that far exceeds the periods sanctioned in the Staff’s PIPEs Interpretation (as defined below) and have been at “market risk” since the closing of the private placement in June 2007. In fact, the Transaction’s lead investor, Special Situations Private Equity Fund L.P, initially purchased securities from the Company in a PIPE transaction where it also acted as the lead investor on July 6, 2005. The purchased securities were promptly registered with the Commission on a registration statement declared effective in November 2005. Since that time, Special Situations Private Equity Fund L.P. has held the securities for investment purposes, clearly demonstrating that it is not engaged in a primary distribution of the Company’s securities. Exposure to market risks for several months, and in the case of Special Situations Private Equity Fund L.P., several years, is a clear and convincing fact contrary to the presumption that the Selling Security Holders’ are acting on behalf of the Company in a primary distribution of the Company’s securities;

2.	Although the securities being registered in the Transaction represent slightly greater than one-third (37%) of the Company’s fully diluted shares outstanding, the securities are held by fourteen different Selling

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

Security Holders with Special Situations Private Equity Fund L.P. and their affiliated entities acting as the lead investor. For the Selling Security Holders to be deemed to be acting on behalf of the Company in a primary distribution of the Company’s securities, the Selling Security Holders must also be deemed to be “acting in concert” with each other in this endeavor. Otherwise, if each Selling Security Holder was analyzed separately, the amount of securities being registered in the Transaction would represent an amount that would be far below the threshold giving rise to the presumption. There is absolutely no evidence that any of the Selling Security Holders are acting in concert in connection with a primary distribution of the Company’s securities. In fact, there is substantial evidence that the Selling Security Holders are not acting in concert in the distribution of the Company’s securities. As more fully discussed below, in the Williams Act filings under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) filed by Special Situations Private Equity Fund LP and their affiliated entities on the one hand and Potomac Capital Management LLC and their affiliated entities on the other hand, each reporting person affirmatively disclosed their long term investment intent in connection with the Transaction. If these reporting persons were acting in concert with each other or other Selling Security Holders, then a “group” would have been formed triggering additional disclosure of the arrangements to act on behalf of the Company in the disposition of the Company’s securities under SEC Rule 13d-5(b)(1). No such disclosure has been made because no “group” has been formed. The fact that the securities being registered in the Transaction are widely dispersed among several Selling Security Holders, none of which are acting in concert with each other, and that no one Selling Security Holder’s allocation of the securities being registered in the Transaction exceeds the threshold giving rise to the presumption, is clear and convincing evidence that the Selling Security Holders are not acting on behalf of the Company in a primary distribution of the Company’s securities.

3.	The Selling Security Holders have represented their investment intent in the Purchase Agreement with the Company and disclaimed any intent to participate in a distribution of the Company’s securities, have acknowledged that the purchased securities have not been registered under the Securities Act of 1933 (the “Act”), and have agreed to the placement of restrictive legends on the purchased securities. See paragraphs 5.3, 5.6 and 5.7 of the Purchase Agreement (the “Purchase Agreement”), dated June 20, 2007, filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on June 27, 2007. These events have been identified by the Commission as constituting “reasonable care” by the issuer of securities under Regulation D that the purchasers of the securities are not “underwriters” within the meaning of Section 2(a)(11) of the Act. Absent a strong showing of facts and circumstances that the purchasers were not being truthful in their representations, facts and circumstances that are clearly missing in the Transaction, compliance with the Commission’s own standard of care codified in Rule 502(d) of Regulation D also serves to rebut any presumption that the Selling Security Holders are acting on behalf of the Company in a primary distribution of the Company’s securities;

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

4.	The two beneficial owners of three largest Selling Security Holders (Austin W. Marxe and David M. Greenhouse) have filed four Schedule 13Ds representing that their purchases are for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer, and that they acquired the securities in the ordinary course of business and are holding the securities for the benefit of their fund investors. See Item 4 of the Schedule 13D filing on July 11, 2007; as well as their Schedule 13D filings on August 10, 2006, May 10, 2006 and July 18, 2005. Similar Schedule 13G filings have been made by Potomac Capital Management LLC and its affiliated persons and entities. See Schedule 13G filed on July 30, 2007. The intentional filing of a false or misleading statements in a Schedule 13D or 13G is not only a violation of the Commissions rules, but also constitutes a criminal offense as securities fraud under applicable case law. If the presumption that the Selling Security Holders’ were involved in a primary distribution of the Company’s securities is true, then the statements made by the Selling Security Holders in their Schedule 13D and 13G filings would be false and/or misleading exposing them to both civil and criminal penalties. Absent a strong showing of facts and circumstances that the purchasers were not being truthful in their Schedule 13D and 13G filings, the exposure to civil and criminal penalties for violations of Section 10b-5 for making false or misleading statements in Schedule 13D and 13G filings also serves to rebut the presumption that the Selling Security Holders are acting on behalf of the Company in a primary distribution of the Company’s securities;

5.	It would be virtually impossible for the Selling Security Holders to distribute the registered securities on behalf of the Company given the miniscule trading volume of the Company’s shares. The presence of an illiquid market is strong evidence that the Selling Security Holders are not acting on behalf of the Company in a primary distribution of the Company’s securities;

6.	The Selling Security Holders are not in the business of underwriting securities, and there is no evidence to the contrary. The registration statement provides disclosure to this effect. See, Selling Security Holders, at page 34, of the amended prospectus. While the fact that none of the Selling Security Holders are in the business of underwriting is not per se conclusive to rebut a presumption that the Selling Security Holders are acting on behalf of the Company in a primary distribution of the Company’s securities, it is relevant to the total mix of information that rebuts the presumption and such information has been considered by the Staff in the past;

7.	Most of the Selling Security Holders would be subject to potential Section 16(b) liability if they were, in fact, engaged in a primary distribution of the Company’s securities if the distribution were to occur within six months of their purchases. Selling Security Holder

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

Special Situations Private Equity Fund L.P.; and jointly related Selling Security Holders Special Situations Cayman Fund LP and Special Situations Fund III QP LP; and jointly related Selling Security Holders Lagunitas Partners LP, Gruber & McBaine International and J. Patterson McBaine; and jointly related Selling Security Holders Potomac Capital Partners LP, Potomac Capital International Ltd. and Pleiades Investment Partners-R LP beneficially own more than 10% of the Company’s outstanding shares as calculated under Rule 16a-1(a)(1). Therefore the fact that these Selling Security Holders are subject to Section 16(b) liability if they were to sell any of the purchased securities at a profit within 6 months of their June 2007 acquisition is totally contrary to any presumption that the Selling Security Holders are acting on behalf of the Company in a primary distribution of the Company’s securities. For purposes of rebutting any presumption that the Selling Security Holders are engaged in a primary distribution on behalf of the Company, the six month time period for Section 16(b) liability is analogous to the six month safe harbor provisions codified by the Commission in Rule 502(a) of Regulation D. This is so because the issue addressed by the Commission in Rule 502(a) is whether an issuer is engaged in a continuous distribution of its securities that must be integrated for purposes of determining whether the exemption from registration under the Act provided for by Regulation D is available. This concept of “distribution” is the same concept raised by the Staff in the comment set forth above. Therefore, the fact that the lead investors in the Transaction would be subject to forfeiture liability for any profits they would realize within six months from their date of purchase directly and persuasively rebuts any presumption that they may be acting on behalf of the Company in a primary distribution of the Company’s securities.
The Transaction consists of investors who purchased 5,600,000 shares of the Company’s common stock and warrants to purchase up to 4,200,000 shares of the Company’s common stock. Consequently, the registration statement covers 9,800,000 shares of the Company’s common stock, or 37% of the Company’s 26,331,312 fully diluted shares outstanding. As mentioned above, three related Selling Security Holders, Special Situations Private Equity Fund L.P., Special Situations Cayman Fund LP and Special Situations Fund III QP LP (these three entities will be collectively referred to as the (“Special Situations Entities”), which are under the control of Austin W. Marxe and David M. Greenhouse are the lead investors registering 3,500,000 share of common stock for resale, and the remaining Selling Security Holders are registering 6,300,000 shares of common stock.
Rule 415 Analysis
In 1983 the Commission adopted Rule 415 under the Securities Act of 1933, as amended (the “Act”), to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:
(1) The registration statement pertains only to:
(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;...
(ix) Securities the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness;...”
Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction. The relevant facts and circumstances support the conclusion that this Transaction is a bona fide secondary offering and that the Selling Security Holders are not acting on behalf of the Company in a primary distribution of the Company’s securities.
     The Staff has published several interpretive positions on the proper application of Rule 415 in its Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations Manual”). Most relevant here is Interpretation D.29 which provides that:
“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

Each of the relevant factors listed in Interpretation D.29 is discussed below in the circumstances of the Transaction.
How Long the Selling Shareholders Have Held the Shares
     Presumably, the longer the shares are held, the less likely it is that the Selling Security Holders are acting as a mere conduit for the Company. Here, the Selling Security Holders in the Transaction have held their shares for approximately 81 days, since June 25, 2007 (over two and one half months). We believe it is also extremely compelling that the Special Situations Private Equity Fund L.P., the lead investor in the Transaction, has been a long term investor since the July 6, 2005 PIPE transaction and has not sold any of the securities it purchased in that Transaction. The actual holding periods discussed above are much longer than required by the Staff for “PIPE” transactions.
     In the March 1999 Supplement to the Telephone Interpretations Manual, the Staff published its “PIPEs” interpretation. Interpretation 3S (the “PIPEs Interpretation”) provides in relevant part that:
“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement...The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”
The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, then a holding period of two and one half months should also be sufficient for a valid secondary offering, especially in light of the two year plus holding period demonstrated by the lead investor in the prior PIPE transaction. The relatively long holding periods of Special Situations Private Equity Fund L.P. and the other Selling Security Holders clearly demonstrates that they are not acting on behalf of the Company in a primary distribution of the Company’s securities. Furthermore, the exposure to potential Section 16(b) liability for a period of six months from the date of acquisition of the securities in the Transaction also serves to rebut any presumption that the Selling Security Holders are acting on behalf of the Company in a primary distribution of the Company’s securities.
The Circumstances Under Which They Received the Shares
     As described above, the Company’s securities being registered were issued in a valid private placement on June 25, 2007 that complied in all respects with the PIPEs Interpretation and Regulation

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

D. As indicated above, a majority of the financing was provided by the Special Situations Entities, which are strategic investors and not in the business of buying and selling securities, and have a ‘buy and hold’ history with the Company. All of the Selling Security Holders signed the Purchase Agreement stating that they were buying the Company’s securities for investment purposes only and not with an intent or view to, or for, resale or distribution; have acknowledged that the purchased securities have not been registered under the Act; and have agreed to the placement of restrictive legends on the purchased securities. See paragraphs 5.3, 5.6 and 5.7 of the Purchase Agreement (the “Purchase Agreement”), dated June 20, 2007, filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on June 27, 2007. These events have been identified by the Commission as constituting “reasonable care” by the issuer of securities under Regulation D that the purchasers of the securities are not “underwriters” within the meaning of Section 2(a)(11) of the Act. Absent a strong showing of facts and circumstances that the purchasers were not being truthful in their representations, facts and circumstances that are clearly missing in the Transaction, compliance with the Commission’s own standard of care codified in Rule 502(d) of Regulation D also serves to rebut any presumption that the Selling Security Holders are acting on behalf of the Company in a primary distribution of the Company’s securities.
     There are a number of reasons why an investor wants shares registered other than because it has a present intention to sell those shares. Most of the Selling Security Holders like the Special Situations Entities, Lagunitas Partners LP, Potomac Capital Partners LP, Potomac Capital International Ltd., Pleiades Investment Partners-R LP, MicroCapital Fund LP and MicroCapital Fund Ltd. are required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to reflect the value of those securities at a significant discount to market to reflect an illiquidity discount. The portfolio valuation is the same regardless of whether these Selling Security Holders intend to dispose of the shares or to hold them for an indefinite period. In addition, investors like these Selling Security Holders are fiduciaries of other people’s money. As such, they have a responsibility to their investors to maintain maximum flexibility. It would be irresponsible for these Selling Security Holders to not seek to have their shares registered. Not registering the shares would prevent the these Selling Security Holders from taking advantage of market opportunities or having an exit strategy in the event that they sour on the investment at some time in the future. Finally, certain shares which are registered are eligible to be used as margin collateral under the Federal Reserve’s margin regulations. Restricted securities are not “margin stock.”
     Further, in this circumstance it would be virtually impossible for any of the Selling Security Holders to effect a distribution of their shares offered in the Registration Statement, even if they wanted to, because the trading volume in the Company’s shares is so small. For example, according to the OTC Bulletin Board records on September 4, 2007 the average trading volume for the past three months was 6,227.38 shares, and on August 30, 2007 the trading volume was 500 shares. An illiquid market that presents a substantial market risk to the Selling Security Holders is contrary to a presumption that the Selling Security Holders are engaged in a primary distribution of the securities on

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

behalf of the Company. If the Selling Security Holders attempted to liquidate the 9,800,000 shares of common stock to be registered in the Registration Statement in the open market it would take them approximately 1,574 trading days to do so, assuming no other person sold a single share of stock during that entire period (based on average trading volume of 6,227 shares for the past three months). If the Selling Security Holders accounted for half of the daily trading volume, it would take them approximately 3,148 trading days to liquidate their holdings. In light of the very thin float in the common stock, any attempt to distribute the shares would be impossible, the market for the common stock simply couldn’t absorb that much stock. In this situation the concept that the Selling Security Holders have “freely tradable” shares is far more theoretical than real.
     Further, there is no evidence that a distribution would occur or that the Selling Security Holders have an intention to distribute their shares. Under the Commission’s own rules, a “distribution” requires special selling efforts. See Rule 100(b) of Regulation M which defines a “distribution” as:
“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)
Accordingly, under the Staff’s own rules, the mere size of a potential offering does not constitute a proposed sale as a “distribution.” Special selling efforts and selling methods must be employed before the offering will constitute a distribution. Here there is no evidence that indicates that any special selling efforts or selling methods have or would take place if all of the shares issuable in the Transaction were registered. The Selling Security Holders have not conducted any road shows nor taken any other actions to condition or “prime” the market for the resale of their shares. To have done so would violate the detailed representations made by them in the Purchase Agreement, (see paragraph 5.3 of the Purchase Agreement). Those representations and warranties provide, among other things, that each of the Selling Security Holders were buying for investment, for their own account, and not for the purpose or intent to effect a distribution in violation of the Act.
Their Relationship to the Issuer
     The Selling Security Holders are either private investment funds specializing in investments in small capitalization companies, or private individuals who invested for their account. The Selling Security Holders are long-term buy and hold investors that did extensive fundamental due diligence in connection with their investments in the Company and one of them, Special Situations Private Equity Fund L.P., has acted as lead investor to the Company’s July 6, 2005, PIPE transaction. The Selling Security Holders are not a “flippers” or “traders” and make investments on the basis of whether a company is a good investment, not on whether they are able to borrow stock, hedge their position and

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

dump the stock as soon as it is registered, a task that is virtually impossible to due because of the lack of liquidity in the Company’s market. Our understanding is that the Selling Security Holders have a history of making similar investments in other small capitalization companies, many of which they have held for multi-year periods; we know this to be the case with Selling Security Holder Special Situations Private Equity Fund L.P. Again, Special Situations Private Equity Fund L.P. is still holding the 3,333,334 shares that it purchased from the Company on July 6, 2005. Thirteen out of the 14 of the Selling Security Holders were not shareholders before purchasing their shares in June of 2007, and none of their shares have been registered before.
     Given the nature of the Selling Security Holders in the Transaction, and the purpose and intent with which they made their investments, as evidenced by the Selling Security Holders representations of their investment intent in the Purchase Agreement with the Company, and additionally in the case of the three largest Selling Security Holders, as represented in their Schedule 13D filings filed by their beneficial owners, the only reasonable conclusion is that the Selling Security Holders purchased their securities in the Company for investment purposes and have no intention of effecting a distribution of these securities on behalf of the Company.
The Amount of Shares Involved
     It is important to note that the amount of shares involved is only one factor to be considered by the Staff in applying Rule 415. Often when investors buy a large stake of a small public company, it is virtually impossible for them to exit the stock without significantly disrupting the market. And as noted above, with recent days having a trading volume as low 500 shares, it would be virtually impossible for any of the Selling Security Holders, especially the Special Situations Entities, to sell their shares in the near term.
     In addition, Interpretation D.44 of the Telephone Interpretations Manual describes a scenario where a holder of nearly three-fourths of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, that:
“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”
     In addition, Interpretation H.20, regarding the use of Form S-3 to effect a secondary offering, provides:

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

“A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case-by-case basis.” (emphasis added)
These interpretive positions support the proposition that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares if other facts do not indicate that the affiliate is acting as a conduit for the issuer.
     The presumptive underwriter doctrine was abandoned by the Staff more than 20 years ago. See American Council of Life Insurance (avail. June 10, 1983). Further, the Staff has recently proposed amendments to Rule 145 that also would eliminate the presumptive underwriter doctrine in connection with most Rule 145 transactions. See Securities Act Release No. 33-8813 (June 22, 2007) (proposing to eliminate the “presumptive underwriter” provisions of Rule 145(c) and (d) in most cases). The focus should not be on the number of shares being registered, but on all of the facts and circumstances surrounding the transaction in order to determine if a Selling Security Holder is engaged in a primary distribution on behalf of the Company.
Whether the Sellers are in the Business of Underwriting Securities
     As indicated above, none of the Selling Security Holders are in the business of underwriting securities. The Selling Security Holders are either private investment funds or private individuals that buy and sell portfolio securities for their own account. In addition, the Selling Security Holders represented at the time of purchase that they were buying for their own accounts, for investment, and not with an intention to distribute in violation of the Securities Act. (See paragraph 5.3 of the Purchase Agreement, dated June 20, 2007, filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on June 27, 2007.) There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation. Further, Selling Security Holder Special Situations Private Equity Fund L.P. has a long history of buying and holding the Company’s shares, even after

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

the purchased shares have become freely trading.
     Further, the two individuals that are the beneficial owners of the Special Situations Entities, Austin W. Marxe and David M. Greenhouse filed a Schedule 13D on July 11, 2007 stating that “The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.” Messrs. Marxe and Greenhouse filed similar Schedule 13Ds on August 10, 2006, May 10, 2006, and July 18, 2005.
     The law is well settled that an investor who intentionally makes false or misleading statements on a Schedule 13D filing is committing securities fraud. See UNITED STATES of America, Appellee, v. Paul A. BILZERIAN 926 F.2d 1285, 59 USLW 2427, Fed. Sec. L. Rep. P 95,701, 31 Fed. R. Evid. Serv. 1185 (1991). Mr. Bilzerian was eventually incarcerated for activities stemming from including false and misleading statements in his Schedule 13D.
     Again, Selling Security Holder Special Situations Private Equity Fund L.P. has not sold the Company’s stock acquired in prior years. They have a history of buying and holding the Company’s stock for over two years. In registration statements filed on Form SB-2 on August 4, 2005 and October 26, 2005, Special Situations Private Equity Fund L.P. registered 3,333,334 shares of the Company’s common stock. (This included warrants to purchase 1,666,667 shares of common stock.) The registration statement went effective on or about November 17, 2005, and a 424(b)(3) prospectus was filed that day. This is further evidence that the Special Situations Entities are not engaged in a distribution of the Company’s securities, are not acting as underwriters and that their statements in their Schedule 13D filings are truthful and accurate in all material respects. There is absolutely not evidence that the Special Situation Entities are acting in concert with other Selling Security Holders on behalf of the Company in a primary distribution of the Company’s securities.
Whether Under All the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer
     As the facts and analysis provided above demonstrate, the Selling Security Holders are not acting as conduits for the Company. The Selling Security Holders made fundamental decisions to invest in the Company, have held their securities for a period of time that far exceeds the periods sanctioned in the Staff’s PIPEs Interpretation and have represented their investment intent and disclaimed any intent to engage in a primary distribution of the securities on behalf of the Company. In addition, the Selling Security Holders beneficially own so much Common Stock that it would be virtually impossible for them to distribute it even if that was their intention, given the miniscule trading volume. None of Selling Security Holders are in the business of underwriting securities. (Note, Selling Security Holder Neal I. Goldman is the President of Goldman Capital, a broker dealer, but has

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

represented to the Company that he purchased his 200,000 shares and 150,000 warrants in his individual capacity for investment purposes, which holdings represents merely 1.87% of the outstanding shares.) Under these circumstances the Company believes that the Transaction being registered is a valid secondary offering and is eligible to be made under Rule 415(a)(1)(i) under the Staff’s published interpretations.
Exposure to Section 16(b) Liability Contradicts the Presumption of a Distribution
     In addition to the interpretive arguments under Interpretation D.29 and other published Staff interpretations, the exposure to Section 16(b) liability also rebuts the presumption that the Selling Security Holders are acting on behalf of the Company in a primary distribution of the Company’s securities. Nine Selling Security Holders, either individually or jointly, hold over 10 percent of the equity securities of the Company and therefore are subject to the strict liability provisions of Section 16(b) of the Securities and Exchange Act of 1934. Therefore, any profit realized by these nine Selling Security Holders “from any purchase and sale, or sale and purchase, of any equity security of such issuer...involving any such equity security within a period of less than six months...shall inure to and be recoverable by the issuer, irrespective of any intention on the part of the such beneficial owner...in entering into such transaction”. Specifically, Selling Security Holder Special Situations Private Equity Fund L.P.; and jointly related Selling Security Holders Special Situations Cayman Fund LP and Special Situations Fund III QP LP; and jointly related Selling Security Holders Lagunitas Partners LP, Gruber & McBaine International and J. Patterson McBaine; and jointly related Selling Security Holders Potomac Capital Partners LP, Potomac Capital International Ltd. and Pleiades Investment Partners-R LP beneficially own more than 10% of the Company’s outstanding shares as calculated under Rule 16a-1(a)(1). Therefore the fact that these Selling Security Holders are subject to Section 16(b) liability if they were to sell any of the purchased securities at a profit within 6 months of their June 2007 acquisition is totally contrary to any presumption that the Selling Security Holders are acting on behalf of the Company in a primary distribution of the Company’s securities. For purposes of rebutting any presumption that the Selling Security Holders are engaged in a primary distribution on behalf of the Company, the six month time period for Section 16(b) liability is analogous to the six month safe harbor provisions codified by the Commission in Rule 502(a) of Regulation D. This is so because the issue addressed by the Commission in Rule 502(a) is whether an issuer is engaged in a continuous distribution of its securities that must be integrated for purposes of determining whether the exemption from registration under the Act provided for by Regulation D is available. This concept of “distribution” is the same concept raised by the Staff in the comment set forth above. Therefore, the fact that the lead investors in the Transaction would be subject to forfeiture liability for any profits they would realize within six months from their date of purchase directly and persuasively rebuts any presumption that they may be acting on behalf of the Company in a primary distribution of the Company’s securities. This is a further restraint preventing these nine Selling Security Holders from distributing their shares.

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

     For all of the foregoing reasons, we believe that the Company should be permitted to register all the shares of Common Stock in the Registration Statement. No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the registration proceeds.
3.	With respect to the shares to be offered for resale be each security shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and or dispositive powers with respect to the shares to be offered by that selling security holder.

RESPONSE:
We have revised and expanded the existing footnotes, and added 13 new footnotes, to the Selling Security Holders section to more fully disclose the Selling Security Holders’ representations and relevant relationships.
Signatures
4.	Your principal financial officer and controller or principal accounting officer should sign the registration statement below the second paragraph required on the Signature page. Please revise.

RESPONSE:
This revision has been made. The principal financial officer’s signature is now below the second paragraph.
Additional Revisions
The Financial Statements, Risk Factor and Management Discussion and Analysis sections have been updated with the most recent quarterly period, June 30, 2007.
Management section has been updated to include newly hired Roger Leddington, Senior Vice President.
The Security Ownership of Certain Beneficial Owners and Management section has been revised per Regulation S-B, Item 403, Instruction 8. And, revised to disclose the transfer of certain shares to Guy

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2007

De Vreese from Lausha N.V., an entity that he controls.
Added new exhibit 10.36; Letter Agreement between Remedent, Inc. and Roger Leddington dated August 8, 2007.
Closing Comments
     We hope that the foregoing addresses all of the Staff’s comments contained in its letter of August 14, 2007. Once the Staff has no further comments, Remedent would like to be in the position to seek effectiveness on its Form SB-2/A Registration Statement. If you should have any questions concerning the foregoing, please do not hesitate to contact me at (916) 930-2513 or my associate, Kevin F. Barrett at (916) 930-2593.
Very truly yours,
/s/ Scott E. Bartel
Scott E. Bartel
SEB:seb
Enclosures
cc: Robin List, Chief Executive Officer, Remedent, Inc.